                                                                    EXHIBIT 99.1

                         GAINSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                        Quarter ended                 Six months ended
                                                           June 30                         June 30
                                                 ---------------------------     ---------------------------
                                                    2003            2002            2003            2002
                                                 -----------     -----------     -----------     -----------
Gross premiums written                           $     7,173           8,781     $    16,222          28,434
                                                 ===========     ===========     ===========     ===========
Net premiums written                             $     7,156           8,580     $    16,201          26,494
                                                 ===========     ===========     ===========     ===========

Premiums earned                                  $     7,838          16,875     $    16,528          34,317
Net investment income                                    783           1,063           1,628           2,356
Realized gains                                           515              16           1,266             379
Other income                                           1,168           2,473           2,525           3,820
                                                 -----------     -----------     -----------     -----------
Total revenues                                        10,304          20,427          21,947          40,872
Claims & CAE incurred                                  4,871          17,612          12,354          32,686
Commissions                                              850           1,552           1,896           5,114
Change in deferred acquisition costs                     643           1,112             651             581
Interest expense                                          26              68              79             179
Underwriting and operating expenses                    3,104           2,023           6,088           6,631
Goodwill impairment                                        0           2,860               0           2,860
                                                 -----------     -----------     -----------     -----------

   Income (loss) before Federal income taxes             810          (4,800)            879          (7,179)

Federal income taxes                                       0               0               0           1,845
                                                 -----------     -----------     -----------     -----------
   Net income (loss)                             $       810          (4,800)    $       879          (9,024)
                                                 ===========     ===========     ===========     ===========
   Net loss available to common shareholders     $      (116)         (5,619)    $      (945)        (10,636)
                                                 ===========     ===========     ===========     ===========


NET LOSS PER COMMON SHARE, BASIC AND DILUTED *   $     (0.01)          (0.27)    $     (0.04)          (0.50)
                                                 ===========     ===========     ===========     ===========

GAAP RATIOS:
    Claim & CAE Ratio                                   62.2%          104.4%           74.8%           95.3%
    Expense Ratio                                       40.0%           21.6%           36.3%           29.5%
                                                 -----------     -----------     -----------     -----------
    Combined Ratio                                     102.2%          126.0%          111.1%          124.8%
                                                 ===========     ===========     ===========     ===========


 * The effects of common stock equivalents and convertible preferred stock are antidilutive due to the net loss. As a result, basic loss per share and diluted loss per share are reported as the same number.

                              (GAINSCO LETTERHEAD)


                       GAINSCO REPORTS 2ND QUARTER RESULTS


         DALLAS, Texas, August 13, 2003 - GAINSCO, INC. (OTCBB: GNAC) today reported net income for the second quarter 2003 of $0.8 million. After including the effect of the accretion of the discount on the redeemable preferred stock of $0.7 million and the accrual of dividends on the redeemable preferred stock of $0.2 million, net loss applicable to common shareholders was $0.1 million, or $0.01 per common share, basic and diluted.

         For the six months ended June 30, 2003, net income was $0.9 million. After including the effect of the redeemable preferred stock, accretion of the discount of $1.4 million and the accrual of dividends of $0.4 million, net loss applicable to common shareholders was $0.9 million, or $0.04 per common share, basic and diluted.

         For the second quarter 2002, net loss was $4.8 million. After including the effect of the redeemable preferred stock, accretion of the discount of $0.6 million and the accrual of dividends of $0.2 million, net loss applicable to common shareholders for the second quarter 2002 was $5.6 million, or $0.27 per common share, basic and diluted. After including the effect of the accretion of the discount on the redeemable preferred stock of $1.3 million and the accrual of dividends on the redeemable preferred stock of $0.3 million, net loss applicable to common shareholders for the six months ended June 30, 2002 was $10.6 million, or $0.50 per common share, basic and diluted.

         For the second quarters and six months ended 2003 and 2002, the effects of common stock equivalents and convertible preferred stock are antidilutive due to the net losses. As a result, basic loss per share and diluted loss per share are reported as the same number.

         "Our earnings this quarter were the result of profits produced by our ongoing personal automobile business. We continue to be encouraged by the improving loss ratio and profit trends of this business," said Glenn W. Anderson, GAINSCO's president and chief executive officer.

         "We continued to steadily exit the unprofitable commercial lines business. At June 30, 2003, only 60 commercial lines policies remained in force, and we expect these to expire in the second half of the year. Concurrently, we continued to settle and reduce our inventory of commercial lines claims. At June 30, 2003, there were 681 claims associated with our overall runoff book outstanding, compared to 850 at March 31, 2003 and 1,322 at June 30, 2002," said Anderson.

         The Company's capital base at June 30, 2003 was approximately $43.6 million. This consisted of Shareholders' Equity of approximately $13.4 million and redeemable preferred stock of approximately $30.2 million. The Company's capital base at March 31, 2003 was approximately $42.4 million (Shareholders' Equity of approximately $13.2 million and redeemable preferred stock of approximately $29.2 million). At June 30, 2003, $8.9 million had yet to be charged to Shareholders' Equity related to the accretion of the discount on the redeemable preferred

                                   --Page 2--


stock. Book Value per common share at the end of the second quarter 2003 (Shareholders' Equity, less unaccreted discount on redeemable preferred stock, divided by common shares outstanding) was approximately $0.21.

         Combined statutory policyholders' surplus at the end of the second quarter 2003 was $40.0 million and compares to combined statutory policyholders' surplus at March 31, 2003 of $38.2 million. The combined statutory policyholders' surplus at the end of the second quarter 2003 does not include approximately $2.5 million of after-tax, unrealized capital gains that existed in the statutory bond portfolios.

         The Company's net unpaid claims and claims adjustment expenses at June 30, 2003 were $84.4 million, compared to approximately $91.4 million at March 31, 2003. These balances do not include the beneficial effect of ceded reserves to a reinsurer under a reserve reinsurance cover agreement in the amount of approximately $17.9 million at June 30, 2003 and approximately $20.1 million at March 31, 2003 (the balances of which are included in Reinsurance Balances Receivable). The principal components of the reduction in the reserve balances from March 31, 2003 to June 30, 2003 are the settlement in normal course of claims related to the continued runoff of the commercial insurance business and a decrease in ultimate expected liabilities in the personal auto line for the 2002 and 2003 accident years, offset by an increase in ultimate expected liabilities for the commercial general liability line.

         The combined ratio under generally accepted accounting principles ("GAAP") for the second quarter of 2003 was 102.2%, compared to a combined ratio of 126.0% for the 2002 second quarter. Included in the combined ratio for the second quarter 2003 is a $0.5 million charge to income for an adjustment that reduced deferred commission expense for personal auto. The GAAP claims and claims adjustment expenses ratio for the 2003 second quarter was 62.2%, compared with 104.4% for the second quarter of 2002. For the six months ended 2003, the GAAP combined ratio was 111.1%, compared to 124.8% for the same period in 2002. The GAAP claims and claims adjustment expenses ratio for the six months ended 2003 was 74.8%, versus 95.3% for the six months ended 2002.

         The results for the second quarter of 2003 also reflected $0.5 million of realized capital gains from investments and the decision to fully reserve the receivable from the December 2, 2002 sale of the management contract controlling GAINSCO County Mutual Insurance Company pursuant to a contract providing for the Company to receive up to $9 million in contingent payments through September 2009, due to recent changes in the statutes governing the regulatory treatment of county mutual insurance companies in Texas.

         GAINSCO, INC. is a Dallas, Texas-based holding company. The Company's nonstandard personal automobile insurance products are distributed through retail agents in Florida. Its primary insurance subsidiaries are General Agents Insurance Company of America, Inc. and MGA Insurance Company, Inc.

         Statements made in this release that are qualified with words such as "continue to be encouraged," "continued to steadily exit," "expect," "continue to settle," etc., are forward-looking statements. Investors are cautioned that important factors, representing certain risks and uncertainties, could cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, (a) the Company's ability to effect the successful exit from unprofitable lines and businesses that the Company believes cannot be counted on to produce future profit, (b) heightened competition from existing competitors and new competitor entrants into the Company's markets, (c) the extent to which market conditions firm up, the acceptance of higher prices

                                   --Page 3--

in the market place and the Company's ability to realize and sustain higher rates, (d) contraction of the markets for the Company's business, (e) acceptability of the Company's A.M. Best rating to its end markets, (f) the Company's ability to meet its obligations under its capital and debt agreements,
(g) the ongoing level of claims and claims-related expenses and the adequacy of claim reserves, (h) the outcome of pending litigation, (i) the effectiveness of investment strategies implemented by the Company's investment manager, (j) continued justification of recoverability of goodwill in the future, (k) the availability of reinsurance and the ability to collect reinsurance recoverables,
(l) the Company's ability to invest in new endeavors that are successful, (m) the limitation on the Company's ability to use net operating loss carryforwards as a result of constraints caused by ownership changes within the meaning of Internal Revenue Code Section 382, (n) the ability of the Company to realize contingent acquisition payments in connection with its sale of the management contract controlling GAINSCO County Mutual Insurance Company, which was prejudiced by legislation passed in the session of the Texas Legislature ended June 2, 2003, and (o) general economic conditions, including fluctuations in interest rates. A forward-looking statement is relevant as of the date the statement is made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which the statements are made. Please refer to the Company's recent SEC filings for further information regarding factors that could affect the Company's results.

                                    --END--

[The GAINSCO, INC. and Subsidiaries Consolidated Statements of Operations for the quarters and six months ended June 30, 2003 and June 30, 2002 follow.]

RELEASE DATE:              Wednesday, August 13, 2003 - FOR IMMEDIATE RELEASE
COMPANY CONTACTS:          Scott A. Marek, Asst. Vice President-Investor Relations 214.647.0427
                           Richard M. Buxton, Senior Vice President 214.647.0428
                           Email address: investorrelations@gainsco.com
                           Website:  www.gainsco.com